U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2014

Commission File Number: 001-34661

Dehaier Medical Systems Limited

Dehaier Medical Systems Limited

Room 501, 83 Fuxing Road

Haidian District, Beijing 100856

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Cautionary Note Regarding Forward-Looking Statements

This Report, including the exhibits included herein, may contain forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. Our actual results may differ materially from those discussed herein, or implied by, these forward-looking statements. Forward-looking statements are generally identified by words such as “believe,” “expect,” “anticipate,” “intend,” “estimate,” “plan,” “project” and other similar expressions. In addition, any statements that refer to expectations or other characterizations of future events or circumstances are forward-looking statements. Forward-looking statements included in this Report are subject to significant risks and uncertainties, including but limited to: risks and uncertainties associated with the integration of the assets and operations we have acquired and may acquire in the future; our possible inability to raise or generate additional funds that will be necessary to continue and expand our operations; our potential lack of revenue growth and other factors detailed in the Company’s filings with the Securities and Exchange Commission. These forward-looking statements involve certain risks and uncertainties that are subject to change based on various factors (many of which are beyond the Company’s control). The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

Departure and Appointment of Principal Officer and Director

On April 8, 2014, Mr. Jingli (Charles) Li resigned as the Chief Financial Officer and Director of Dehaier Medical Systems Limited (the “Company”). Mr. Li resigned these positions solely for personal reasons and not due to any disagreement with the Company.

On April 8, 2014, the Company  appointed Huili (Alisa) Li as its new Chief Financial Officer and as a Director to replace Mr. Li. Mrs. Li will serve the remainder of Mr. Li’s term as Director, which term expires in 2014; Mrs. Li will face re-election at our annual general meeting of shareholders in 2014.

Ms. Li, 33, has served as the Company’s financial manager since 2013. She is a certified public accountant and is familiar with US GAAP, PRC GAAP, IFRS and Sarbanes-Oxley Act compliance. She previously worked as an auditor in the professional services department of LehmanBrown’s Beijing office from 2010 to 2013 and in the assurance department of the Beijing office of PricewaterhouseCoopers (PwC) from 2007 to 2009. Ms. Li earned a master’s degree in Technological Economy and Management from Beijing Information Science & Technology University in 2007, a bachelor’s degree in Business Administration from China University of Geosciences in 2004 and a second bachelor’s degree in Science & Technology English from Huazhong University of Science and Technology in 2014. Ms. Li has been chosen to serve as a director because of her experience with financial matters and her familiarity with the Company’s operations.

The information contained in this Report shall be incorporated by reference into the Registration Statement on Form S-3, File No. 333-178268.

Other Events.

On April 11, 2014, the Company issued a press release announcing the resignation of Mr. Charles Li as Chief Financial Officer and Director of the Company and the appointment of Ms. Alisa Li as Chief Financial Officer of the Company. A copy of the press release is attached as Exhibit 99.1 hereto and incorporated by reference herein.

Exhibits.

99.1	Press Release dated April 11, 2014.

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

DEHAIER MEDICAL SYSTEMS LIMITED

April 11, 2014	By:	/s/ Ping Chen
Ping Chen
Chief Executive Officer
(Principal Executive Officer) and
Duly Authorized Officer

EXHIBIT INDEX

99.1	Press Release dated April 11, 2014.